Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶  尊  電  商  有  限  公  司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025

ANNUAL RESULTS

The board (the “Board”) of directors (the “Directors”) of Baozun Inc. (“Baozun” or the “Company”) hereby announces the annual unaudited consolidated results of the Company and its subsidiaries (the “Group”, “we” or “our”) for the year ended December 31, 2025 (the “Year”), together with comparative figures for the year ended December 31, 2024. These unaudited consolidated results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and have been reviewed by the audit committee of the Company (the “Audit Committee”).

FINANCIAL SUMMARY

•	Total net revenues were RMB9,945.5 million (US$[1]1,422.2 million) for the Year, an increase of 5.6% year-over-year, of which, service revenues were RMB6,095.9 million (US$871.7 million), an increase of 2.4% year-over-year.

•	Income from operations was RMB56.6 million (US$8.1 million) for the Year, compared with loss from operations of RMB114.8 million for the year of 2024.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9931 to US$1.00 for the financial figures in relation to the Year and RMB7.2993 to US$1.00 for the financial figures in relation to the year ended December 31, 2024 (i.e. the comparative figures), being the noon buying rate in effect on December 31, 2025 and December 31, 2024, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

•	Non-GAAP income from operations[2] was RMB126.2 million (US$18.0 million) for the Year, compared with RMB10.6 million for the year of 2024.

•	Net loss attributable to ordinary shareholders of Baozun was RMB242.1 million (US$34.6 million) for the Year, compared with RMB185.2 million in the fiscal year of 2024.

•	Non-GAAP net income attributable to ordinary shareholders of Baozun[3] was RMB44.2 million (US$6.3 million) for the Year, compared with non-GAAP net loss attributable to ordinary shareholders of Baozun of RMB40.4 million for the year of 2024.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[4]”) were both RMB4.19 (US$0.60) for the Year, compared with both RMB3.09 for the year of 2024.

•	Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS[5] was RMB0.76 (US$0.11), compared with diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS of RMB0.67 for the year of 2024.

•	Cash, cash equivalents, restricted cash and short-term investments totaled RMB2,795.3 million (US$399.7 million) as of December 31, 2025, compared with RMB2,915.9 million as of December 31, 2024.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, and cancellation fees of repurchased ADSs.

[3]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value on derivative liabilities, loss on disposal of investments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain).

[4]	Each ADS represents three Class A ordinary shares of the Company.

[5]	Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three.

BAOZUN INC.

UNAUDITED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,289,323	907,335	129,747
Restricted cash	354,991	140,959	20,157
Short-term investments	1,271,618	1,747,032	249,822
Accounts receivable, net of allowance for credit losses of RMB126,936 and RMB177,770 as of December 31, 2024 and 2025, respectively	2,033,778	2,173,163	310,758
Inventories	1,117,439	879,421	125,756
Advances to suppliers	404,353	366,671	52,433
Derivative financial assets	11,557	6,342	907
Prepayments and other current assets	724,091	575,984	82,365
Amounts due from related parties	7,021	6,235	892
Total current assets	7,214,171	6,803,142	972,837

Non-current assets:
Long-term debt investments (including RMB144,873 of the investments measured at fair value as of December 31, 2025)	–	232,213	33,206
Long-term investments	341,687	256,406	36,666
Property and equipment, net	822,229	758,703	108,493
Intangible assets, net	357,307	322,924	46,178
Land use right, net	37,438	36,413	5,207
Operating lease right-of-use assets	767,376	651,660	93,186
Goodwill	362,399	274,326	39,228
Other non-current assets	69,886	71,075	10,164
Deferred tax assets	234,508	284,254	40,647
Total non-current assets	2,992,830	2,887,974	412,975
TOTAL ASSETS	10,207,001	9,691,116	1,385,812

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	1,220,957	1,207,773	172,709
Accounts payable	620,679	466,081	66,649
Notes payable	461,179	335,171	47,929
Income tax payables	26,559	35,506	5,077
Accrued expenses and other current liabilities	1,169,547	1,359,389	194,394
Derivative financial liabilities	130	–	–
Amounts due to related parties	5,369	1,532	219
Current operating lease liabilities	243,137	239,712	34,278
Total current liabilities	3,747,557	3,645,164	521,255

Non-current liabilities:
Deferred tax liabilities	32,783	22,981	3,286
Long-term operating lease liabilities	597,805	489,598	70,012
Other non-current liabilities	48,277	41,781	5,975
Total non-current liabilities	678,865	554,360	79,273
TOTAL LIABILITIES	4,426,422	4,199,524	600,528

BAOZUN INC.

UNAUDITED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Redeemable non-controlling interests	1,670,379	57,619	8,239
Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 175,668,586 and 174,284,503 shares issued, and 161,337,586 and 161,015,878 shares outstanding, as of December 31, 2024 and 2025, respectively)	95	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2024 and 2025)	8	8	1
Additional paid-in capital	4,646,631	4,639,555	663,448
Treasury shares (14,331,000 and 13,268,625 shares as of December 31, 2024 and 2025, respectively)	(95,502)	(90,643)	(12,962)
Accumulated deficit	(691,785)	(933,885)	(133,546)
Accumulated other comprehensive income	54,575	27,491	3,931
Total Baozun Inc. shareholders’ equity	3,914,022	3,642,619	520,885
Non-controlling interests	196,178	1,791,354	256,160
Total Shareholders’ equity	4,110,200	5,433,973	777,045
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	10,207,001	9,691,116	1,385,812

BAOZUN INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net revenues
Product sales	3,357,202	3,466,928	3,849,559	550,480
Services (including related party revenues of RMB133,288, RMB92,330 and RMB14,039 for the years ended December 31, 2023, 2024 and 2025, respectively)	5,454,811	5,955,301	6,095,924	871,706
Total net revenues	8,812,013	9,422,229	9,945,483	1,422,186
Operating expenses:
Cost of products	(2,409,110)	(2,473,804)	(2,576,012)	(368,365)
Fulfillment	(2,507,306)	(2,461,591)	(2,309,755)	(330,291)
Sales and marketing	(2,829,016)	(3,380,724)	(3,847,237)	(550,148)
Technology and content	(505,203)	(550,289)	(463,206)	(66,238)
General and administrative	(855,914)	(719,157)	(751,627)	(107,481)
Other operating income, net	123,368	55,445	77,304	11,054
Impairment of goodwill	(35,212)	(6,934)	(18,395)	(2,630)
Total operating expenses	(9,018,393)	(9,537,054)	(9,888,928)	(1,414,099)
(Loss) income from operations	(206,380)	(114,825)	56,555	8,087
Other income (expenses):
Interest income	82,113	68,752	58,556	8,373
Interest expense	(41,344)	(38,987)	(44,572)	(6,374)
Unrealized investment (loss) gain	(68,031)	4,851	(16,574)	(2,370)
Gain on disposal of investments	–	–	562	80
Gain (loss) on acquisition/disposal of subsidiaries	631	–	(36,262)	(5,185)
Impairment loss of investments	–	(14,403)	(213,406)	(30,517)
Exchange loss	(8,530)	(10,213)	(3,718)	(532)
Fair value change on financial instruments	24,515	11,838	(1,904)	(272)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Loss before income tax and share of income (loss) in equity method investments	(217,026)	(92,987)	(200,763)	(28,710)
Income tax expense	(12,003)	(20,739)	(9,907)	(1,417)
Share of income (loss) in equity method investments	6,253	(24,658)	11,090	1,586
Net loss	(222,776)	(138,384)	(199,580)	(28,541)

Net (income) loss attributable to non- controlling interests	(9,677)	1,990	(23,374)	(3,342)
Net income attributable to redeemable non- controlling interests	(45,969)	(48,804)	(19,146)	(2,738)
Net loss attributable to ordinary shareholders of Baozun Inc.	(278,422)	(185,198)	(242,100)	(34,621)
Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.56)	(1.03)	(1.40)	(0.20)
Diluted	(1.56)	(1.03)	(1.40)	(0.20)
Net loss per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	(4.68)	(3.09)	(4.19)	(0.60)
Diluted	(4.68)	(3.09)	(4.19)	(0.60)

BAOZUN INC.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net loss	(222,776)	(138,384)	(199,580)	(28,541)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	16,573	22,324	(12,706)	(3,071)
Comprehensive loss	(206,203)	(116,060)	(212,286)	(31,612)
Total comprehensive (income) loss attributable to non-controlling interests	(9,677)	1,990	(23,374)	(3,342)
Total comprehensive income attributable to redeemable non-controlling interests	(45,969)	(48,804)	(19,146)	(2,738)
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(261,849)	(162,874)	(254,806)	(37,692)

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries and its variable interest entity (the “VIE”) (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end e-commerce solutions including but not limited to the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment, as well as the holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment.

As of December 31, 2025, the Company’s major subsidiaries and VIE which, in the opinion of the directors of the Company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of Incorporation/ Acquisition	Place of Incorporation/ Operation and legal status	Issued share capital/Paid in capital	Legal Share in ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	January 10, 2014	HK	HKD10,000	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	November 11, 2003	PRC/wholly foreign owned enterprise	RMB1,800,000,000	100%
Shanghai Bodao E-commerce Limited	March 30, 2010	PRC/limited liability Company	RMB10,000,000	100%
Shanghai Yingsai Advertisement Limited	March 30, 2010	PRC/limited liability Company	RMB8,648,649	100%
Baozun Hongkong Limited	September 11, 2013	HK	HKD10,000,000	100%
Shanghai Fengbo E-commerce Limited	December 29, 2011	PRC/limited liability Company	RMB10,000,000	100%
Baozun Hongkong Investment Limited	July 21, 2015	HK	HKD100,000	100%
Baotong Inc.	June 19, 2019	Cayman	USD10,681.32	63%
Baotong Hong Kong Holding Limited	May 5, 2016	HK	HKD10,000	63%
Baotong E-logistics Technology (Suzhou) Limited	March 27, 2017	PRC/wholly foreign owned enterprise	RMB260,252,000	63%
Baozun Brand Management Limited	October 7, 2022	Hong Kong	RMB100,000,000	100%
White Horse Hongkong Holding	November 8, 2022	Hong Kong	RMB10,000,000	100%
Limited Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”)	January 31, 2023	PRC	USD257,551,995	100%

VIE:
Shanghai Zunyi Business Consulting Ltd. (“Shanghai Zunyi”)	December 31, 2010	PRC/variable interest entity	RMB50,000,000	N/A

2.	SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIE incorporated in PRC over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

(c)	Recently Adopted Accounting Pronouncements

In March 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-01, Leases (Topic 842) – Common Control Arrangements (“ASU 2023-01”). It requires all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. ASU 2023-01 is effective for the Company from January 1, 2024, with early adoption permitted. We adopted this standard on January 1, 2024, and such adoption did not have a material impact on our financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective for the Company for annual periods from January 1, 2024, and for interim periods from January 1, 2025, with early adoption permitted. We adopted this standard in 2024 for annual period disclosures, and such adoption did not have a material impact on our financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. We adopted this ASU on a prospective basis effective January 1, 2025.

3.	REVENUE

For the years ended December 31, 2023, 2024 and 2025, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types, segments and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Product sales derived from:
– E-Commerce, at point of time	2,092,215	1,999,572	2,009,790
– Brand Management, at point of time	1,264,987	1,469,561	1,841,645
– Inter-segment elimination	–	(2,205)	(1,876)
	3,357,202	3,466,928	3,849,559
Service revenue derived from
– E-Commerce, over time	5,418,263	5,929,184	6,152,425
– E-Commerce, at point of time	110,638	141,515	109,014
	5,528,901	6,070,699	6,261,439
– Brand Management, over time	6,039	4,790	3,773
– Inter-segment elimination	(80,129)	(120,188)	(169,288)
	5,454,811	5,955,301	6,095,924
Total revenue	8,812,013	9,422,229	9,945,483

Service revenue by type

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
– Online store operations	1,604,695	1,765,364	1,912,010
– Warehousing and fulfillment	2,194,469	2,189,181	2,051,679
– Digital marketing and IT solutions	1,735,776	2,120,944	2,301,523
– Inter-segment eliminations	(80,129)	(120,188)	(169,288)
Total revenues from services	5,454,811	5,955,301	6,095,924

12

Contract Liabilities

The movement of the contract liabilities, which primarily consist of advances from customers for the years ended December 31, 2024 and 2025 were as follows:

Advances from Customers
Opening Balance as of January 1, 2024	163,237
Net increase	10,532
Ending Balance as of December 31, 2024	173,769
Net increase	14,214
Ending Balance as of December 31, 2025	187,983

Revenues amounted to RMB155,544 and RMB170,372 were recognized in the years ended December 31, 2024 and 2025 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

4.	NET LOSS PER SHARE

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net loss	(222,776)	(138,384)	(199,580)
Net loss (income) attributable to non-controlling interests	(9,677)	1,990	(23,374)
Net income attributable to redeemable non- controlling interests	(45,969)	(48,804)	(19,146)
Net loss attributable to ordinary shareholders of Baozun Inc.	(278,422)	(185,198)	(242,100)
Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(1.56)	(1.03)	(1.40)
Diluted	(1.56)	(1.03)	(1.40)

Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(4.68)	(3.09)	(4.19)
Diluted	(4.68)	(3.09)	(4.19)

Shares (Denominator):
Weighted average number of ordinary shares
Basic	178,549,849	179,678,986	173,480,754
Diluted	178,549,849	179,678,986	173,480,754

As of December 31, 2023, 2024 and 2025, the Group had 8,502,786, 3,379,002 and 1,152,135 outstanding restricted share units and options respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

13

5.	INCOME TAX

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate is calculated at 16.5% of the estimated assessable profits for the year, except for one subsidiary of the Company which is a qualifying corporation under the two-tiered Profits Tax rate regime. For this subsidiary, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries and VIEs domiciled in the PRC are subject to 25% statutory rate. According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. For the year ended December 31, 2024, three subsidiaries of the Company were certified as HNTEs, thus applied 15% tax rate.

Taxation for other overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Many countries and jurisdictions have enacted new tax laws to implement the Pillar Two model rules published by the Organization for Economic Cooperation and Development (“OECD”) effective from January 1, 2024. The OECD’s Pillar Two initiative introduced a 15% global minimum tax applied on a jurisdiction-by-jurisdiction basis. The Group considers the current impact of the adoption of a global minimum effective tax is not material. The Group continues to monitor regulatory developments, as well as additional guidance from the OECD and continues to evaluate the impact.

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Principal Accounting Policies, effective for the year ended December 31, 2025, we adopted ASU 2023-09 and applied the disclosure requirements prospectively:

As the statutory income tax rate in the Cayman Islands, the country of domicile of the Company, is at 0%, we determine the PRC as the de facto country of domicile and used the statutory income tax rate of the PRC in the rate reconciliation for purpose of applying the income tax disclosure requirements throughout ASC Topic 740 because we have the most significant operations in the PRC.

PRC and foreign income (loss) before taxes are set forth below:

For Year Ended December 31,
2025
RMB
PRC	(92,947)
Foreign	(107,816)
(200,763)

14

The details of our income tax provision (benefit) are set forth below:

For Year Ended
December 31,
2025
RMB
Current:
PRC	54,323
Foreign	12,422
66,745

Deferred:
PRC	(47,519)
Foreign	(9,319)
(56,838)
Total provision for income taxes	9,907

The current and deferred portion of income tax expenses included in the consolidated statement of operations, which were substantially attributable to the Company’s PRC subsidiaries prior to the adoption of ASU 2023-09 are as follows:

	For Year Ended December 31,
	2023	2024
	RMB	RMB
Current tax	57,594	61,628
Deferred tax	(45,591)	(40,889)
Income tax expense	12,003	20,739

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	2024	2025
	RMB	RMB
Accounts receivable	2,160,714	2,350,933
Allowance for credit losses:
Balance at beginning of the period	(124,737)	(126,936)
Additions	–	(59,278)
Reverse	915	972
Exchange loss	(3,535)	7,176
Write-offs	421	296
Balance at end of the period	(126,936)	(177,770)
Accounts receivable, net	2,033,778	2,173,163

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default. Management had previously provided an allowance of RMB93.3 million (US$13.1 million) of accounts receivable in connection with the default of this distributor in the past. Based on the latest progress of arbitration proceedings, management assessed the likelihood of recovery as remote and therefore provided additional allowance against the remaining carrying amount due from this distributor which is RMB52.9 million.

An aging analysis based of accounts receivable on the relevant invoice dates is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
0-3 months	1,849,764	2,015,506
3-6 months	91,676	108,953
6-12 months	22,592	28,552
Over 1 year	196,682	197,922
Accounts receivable, gross	2,160,714	2,350,933

7.	ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts payable	620,679	466,081
Notes payable	461,179	335,171

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
0-12 months	620,679	466,081
Over 1 year	–	–
Accounts payable, gross	620,679	466,081

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
0-12 months	461,179	335,171
Over 1 year	–	–
Accounts payable, gross	461,179	335,171

8.	SHORT-TERM LOAN

The short-term loan as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Short-term loan
Short-term bank borrowings	1,220,957	1,207,773

The Group entered into one-year credit facilities with several Chinese commercial banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,890,000 and RMB3,632,000 as of December 31, 2024 and 2025, respectively, which can only be used to maintain daily operation.

As of December 31, 2024, the Group had utilized credit facilities in amount of RMB936,454, RMB133,051 and RMB427,621 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,392,874 of the credit facilities was available for future borrowing as of December 31, 2024. The credit facilities expired during the period from January to December 2025.

As of December 31, 2025, the Group had utilized credit facilities in amount of RMB1,012,928, RMB128,282 and RMB386,245 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,104,545 of the credit facilities was available for future borrowing as of December 31, 2025. The credit facilities will expire during the period from January to December 2026.

9.	DIVIDEND

The Board did not recommend the distribution of any final dividend for the years ended December 31, 2024 and 2025.

10.	ORDINARY SHARES AND TREASURY STOCK

In January 2024, the Company announced a share repurchase plan with a maximum amount of US$20 million over the next 12 months. For the years ended December 31, 2024 and 2025, the Company repurchased 4,777,000 ADSs (representing 14,331,000 Class A ordinary shares) and 490,476 ADSs (representing 1,471,428 Class A ordinary shares) from the market with cash consideration of US$13.3 million and US$1.4 million in aggregate, respectively. 2,533,803 outstanding treasury shares were cancelled during the year 2025.

For the years ended December 31, 2023, 2024 and 2025, 4,801,007, 7,766,705 and 1,149,720 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Overview

We are a leading pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend as a significant opportunity. Adhering to our vision of “Technology Empowers Future Success”, our advanced technology and operating platforms provide a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). Our 18 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines. Starting from the first quarter of 2023, we have two operating segments: E-Commerce (encompassing BEC and BZI) and Brand Management (representing BBM).

E-Commerce includes our China and international e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands.

Our revenue increased by 5.6% from RMB9,422.2 million for the year ended December 31, 2024 to RMB9,945.5 million for the Year, primarily driven by a 25.2% increase in revenue from Brand Management. Our non-GAAP operating income was RMB126.2 million, compared with RMB10.6 million in the fiscal year of 2024.

E-Commerce

E-Commerce includes our e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Our competitive advantages have enabled us to achieve rapid growth in our brand partnerships. We collaborate with global leaders in their respective verticals, including brands like Philips, Nike, and Microsoft. Our ability to help brand partners navigate the challenges arising from the macroeconomy, by leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions, demonstrates the value of our services.

With our deep understanding of the needs of various brands, we are able to offer value propositions that set us apart from other market players.

•	Multi-category, multi-brand capabilities: Our capabilities extend across multiple categories and brands of different types, scales, and stages of development. We possess in-depth industry-specific domain knowledge that spans the entire e-commerce value chain.

•	Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operations, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is backed by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations; big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions; customer relationship management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement; and order management system, or OMS, and warehouse management system, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We remain committed to invest in new technologies and infrastructure to provide innovative and reliable solutions to our brand partners.

•	Omni-channel coverage: We help brand partners adapt to and thrive in China’s complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which require holistic performance analysis across channels and balanced tactics for different platforms.

Based on the different needs of our brand partners, we operate under three business models: the distribution model, the service fee model, and the consignment model. We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/ or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and the consignment model.

In addition to Mainland China, we also have offices in 10 overseas markets, including Hong Kong, Taiwan, Singapore, Malaysia, Philippines, Thailand, Korea, Japan, Vietnam and France.

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that cater to our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a crucial part of our brand partners’ e-commerce functions.

Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including online store operations, customer service, IT solutions, digital marketing, warehousing, and fulfillment. Depending on each brand partner’s specific needs and the characteristics of its product category, our brand partners utilize one or a blend of our solutions under one or a combination of our business models: the distribution model, the service fee model, and the consignment model.

Operational Highlights of E-Commerce for the Year

During the Year, service revenue grew by 2.4% to RMB6,095.9 million, primally attributable to a 8.3% year-over-year growth in online store operations, together with a 8.5% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization.

BEC has become a sustainable cash engine. Through sharper execution and continued cost rigor, BEC is now more agile and consistently profitable. We have moved from pursuing scale to focusing on value-prioritizing margin expansion and reliable cash generation.

Our omnichannel capability remains one of Baozun’s core advantages and a focus for development going forward. We continue to develop our omni-channel capabilities, with a strong focus on emerging channels, such as Douyin and Rednote. We believe leveraging this established network will extend our success across major e-commerce platforms and drive sustained growth. In 2025, we received 41 awards in the Tmall ecosystem, including the prestigious “2025 Tmall Ecosystem Excellence in Service Award”. On Douyin, we were once again certified as a “Douyin E-commerce Diamond Service Partner,” the platform’s highest tier of accreditation. Together, these recognitions affirm our sustained leadership and execution strength across major platforms.

We also continued to focus on strengthening our bottom line. Across the organization, we are implementing a series of lean initiatives designed to streamline processes, reduce costs, and enhance efficiency. Furthermore, we are expanding the use of Artificial Intelligence tools across a wider range of employees and business scenarios to enhance productivity. These efforts have significantly improved our profitability, with E-Commerce’s non-GAAP operating income increasing 22% year-over-year to RMB219.3 million in 2025.

Brand Management

Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China. BBM offers expertise in strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brands segment.

Our first key acquisition was the Gap Greater China business. On November 8, 2022, we entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Limited. for the acquisition of the entire equity interests in two of their operating entities – Gapu (Shanghai) Commercial Co., Ltd. and Gap Taiwan Limited – which operate the full business of Gap in Greater China. Concurrently, we and The Gap, Inc. established a series of business arrangements under which The Gap, Inc. granted us the exclusive rights to manufacture, market, distribute, and sell Gap products in Greater China, including the ability to localize the offering. For details, please refer to the announcement made by the Company on November 8, 2022.

The acquisition of Gapu (Shanghai) Commercial Co., Ltd. was completed on January 31, 2023. As a result, we began operating The Gap, Inc.’s business in Mainland China, Hong Kong, and Macao starting February 1, 2023. For details, please refer to the announcement made by the Company on February 1, 2023. Meanwhile, we, together with The Gap, Inc. and Gap (UK Holdings) Limited, have been working to complete the acquisition of Gap Taiwan Limited (the “TW Transfer”). However, due to a prolonged delay in obtaining necessary approvals, on August 27, 2025, after due and careful consideration, we reached agreement with The Gap, Inc. and Gap (UK Holdings) Limited not to proceed with the TW Transfer. The Company considers that the termination does not have any material adverse impact on the financial position and operations of the Group.

Additionally, in 2023, we and ABG Hunter LLC, a subsidiary of Authentic Brands Group, entered into a Hunter Greater China and Southeast Asia Term Sheet for Baozun’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC. This vehicle holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia. At the same time, an affiliate of Baozun entered into a license agreement with ABG Hunter LLC, under which ABG Hunter LLC grants Baozun’s affiliate the exclusive right to manufacture, market, distribute, and sell Hunter brand products in Greater China.

Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omni-channel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We are evolving into a leading brand management company of iconic brands through a combination of transformative acquisitions and the consistent growth of our brands in China across all channels.

GAP Overview

GAP is one of the world’s most recognized lifestyle brands, uplifting and inspiring consumers since 1969. The brand creates iconic style, which builds on its heritage grounded in denim and khakis and comes alive at the intersection of the classic and the new. GAP is an authority on modern American style.

GAP represents a good example for BBM to build its business model and achieve the target of integrating digital technology, retail, and brands. Our current priorities include refining products and merchandizing tactics, enhancing supply chain infrastructures, and upgrading back-end systems, including talents and technologies, to pursue our technology-empowered, China-for-China, and digitalized modern new retail model.

Operational Highlights of Brand Management for the Year

During the Year, total revenue from BBM increased by 25.2% year-over-year to RMB1,845.4 million. We have 177 offline stores under our management at the end of 2025. Our key strategic pillars for 2025 focus on merchandising, channel expansion and marketing initiatives for Gap, aimed at building healthy topline momentum while continuing to improve profitability.

Merchandising Management

Merchandising remains the core growth engine for GAP. China-for-China product is our core priority. It is essential for us to interpret the GAP’s brand DNA in a way that’s relevant to the Chinese market. Core categories such as denim, sweatshirts, and knitwear continued to anchor performance, supported by selective collaborations that complemented the assortment. For instance, our partnership with the Forbidden City and the Peking Opera, has maintained strong sell-through, showcasing our ability to blend Chinese cultural storytelling with GAP’s global DNA in a commercially effective manner. During the Year, we collaborated closely with brand ambassadors to create authentic, engaging content that connects with our audience. We also launched seasonal products and limited styling collections aligned with key moments in the retail calendar. These ambassador-driven initiatives have boosted social buzz, leading to higher consumer engagement, increased brand visibility, and a stronger brand voice.

Marketing Management

Our strategic marketing initiatives are fundamental to strengthening brand equity, amplifying brand desirability through compelling storytelling and digital engagement. By leveraging multi- channel campaigns and targeted collaborations, we effectively enhance customer acquisition and foster lasting brand loyalty in a competitive apparel landscape. These efforts are pivotal in shaping consumer perception, which directly supports sustainable growth and a healthier brand portfolio. Marketing in 2025 began with localized campaigns such as the Forbidden City collaboration and community-focused initiatives like Brannan Bear, helping to strengthen consumer engagement and brand relevance. This momentum continued with additional partnerships, including the appointment of Chengyi as brand ambassador in mid-September 2025, which contributed to improved brand visibility and broader appeal among younger consumers. Throughout the Year, the team enhanced its use of integrated online and offline campaigns, social content, and experiential formats to deepen customer interaction. Overall, marketing efforts in 2025 contributed to a gradual strengthening of brand positioning and provided meaningful support to traffic, engagement, and sales performance.

Retail Management

Offline expansion continues to be a strategic priority for us. With a consumer-centric and retail-oriented strategy, we have successfully improved our competitiveness, store efficiency, and responsiveness to the ever-changing market. During the Year, we continued to optimize our retail management capabilities.

In 2025, we opened a total of 29 new GAP stores, bringing our total store count to 164 by the year end. Our new stores continue to outperform older locations, driven by better site selection and enhanced visual merchandising. For instance, our upgraded stores at Dongguan Minying International Trade City and Shanghai Century Link flagship in the fourth quarter of 2025, have delivered impressive results. The improved in-store experience and outfit-based presentation have driven a double-digit gain in sales productivity. These early performance indicators are highly encouraging and reinforce our confidence in our store expansion strategy. As a result, we are accelerating our store opening efforts to build on this momentum, and will continue to leverage a hybrid model that combines direct and partnership stores for network expansion, in line with our asset-light approach.

Supply Chain Management

Effective supply chain management is crucial for achieving sustainable growth. We focus on product innovation, quality control, and ensuring the responsiveness and cost-effectiveness of our supply chain. During the Year, we enhanced our supply chain capabilities to better meet consumer demands. We will continue to develop strategies to enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and managing working capital through the effective use of our infrastructure will enable us to control costs better and provide superior service to our customers.

Talent

We believe that the talent, commitment, and passion of our teams will always be key to our competitive edge. We offer a unique fashion proposition, defined by creativity, innovation, design, and quality. We successfully filled critical positions in a short timeframe. Our new hires are local industry experts with vast experience in both well-known leading multinational corporations and local apparel companies. We believe this will accelerate our business transformation and enhance organizational efficiency.

Overall, Brand Management, in 2025, reached a defining inflection point. After three years of repositioning and localization, our brand management platform and GAP achieved its first quarterly breakeven in the fourth quarter of 2025. This milestone validates the sustainability of our model. Importantly, scale is beginning to translate into tangible operating leverage, marking the transition from turnaround to profitable growth.

PROSPECTS

Baozun concluded 2025 with a strong fourth quarter, successfully completing our three-year transformation. On the group level, our revenues grew by 6% to RMB9,945.5 million and non- GAAP operating profits increased to RMB126.2 million compared with RMB10.6 million a year ago. Additionally, our annual operating cash flow more than tripled to RMB420.4 million. Overall, 2025 marks a significant step forward in strengthening Baozun’s financial profile, characterized by modest topline growth and enhanced profitability and operating efficiency.

In addition, E-Commerce has now evolved into a high-quality cash engine. Brand Management achieved a key milestone by delivering GAP’s first breakeven quarter in the fourth quarter of 2025, showcasing the progress we’ve made in merchandising, brand positioning, and retail productivity. These accomplishments validate our dual-engine strategy. As we embark on the next phase of development, we are committed to scaling our brand management platform, deepening brand partnerships, and driving sustainable long-term growth. Looking ahead, we remain cautious about the macro uncertainties but confident that our on-going transformation has strengthened our business fundamentals and value proposition to brand owners.

In 2026, we are transitioning from rebuilding to scaling. Our priority now is to amplify the progress to accelerate profits in the next three years. We will do this by expanding E-Commerce’s margin, building scale and operating leverage in Brand Management, and deepening the strategic synergies between the two business segments.

We believe that our expertise in technology, applied to brand operations, is central to Baozun’s identity. Regardless of the business models we deploy, our technology and expertise provide a cohesive and robust foundation for our strategy. With strengthened business fundamentals, we remain focused on executing our plans. With a stronger organization, a proven strategy, and a highly focused execution culture, we are entering this next phase with confidence and momentum.

FINANCIAL REVIEW

Revenue

The Group’s revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Year ended December 31,
	2025		2024	Growth Rate
Net Revenues	RMB’000%		RMB’000%		%
Product sales	3,849,559	38.7%	3,466,928	36.8%	11.0%
Services	6,095,924	61.3%	5,955,301	63.2%	2.4%
Total	9,945,483	100.0%	9,422,229	100.0%	5.6%

For the Year, the total net revenues of the Group was approximately RMB9,945.5 million (US$1,422.2 million) (December 31, 2024: RMB9,422.2 million), representing an increase of approximately 5.6% as compared with 2024, mainly driven by revenue growth in both the Company’s E-Commerce and Brand Management business lines.

Revenue from product sales

The increase in the revenue from products sales during the Year as compared with last year was mainly due to the incremental contribution from product sales from Brand Management, which mainly comprised retail revenue from Gap China business, including both offline store sales and online sales. Product sales included product sales from E-Commerce and Brand Management of RMB2,009.8 million and RMB1,841.6 million for the Year, respectively, compared with product sales from E-Commerce and Brand Management of RMB1,999.6 million and RMB1,469.6 million for the year ended December 31, 2024.

Revenue from services

The increase in revenue from services during the Year as compared with last year was mainly due to a 8.5% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization, together with a 8.3% year-over-year growth in online store operations.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, brand royalty fee, as well as inventory write-downs. Our cost of products was RMB2,576.0 million (US$368.4 million) for the Year (December 31, 2024: RMB2,473.8 million). The increase in cost of products during the Year as compared to last year was mainly attributable to the increased product sales volume from Brand Management.

Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses decreased by 6.2% from RMB2,461.6 million (US$337.2 million) for the year ended December 31, 2024 to RMB2,309.8 million (US$330.3 million) for the Year. The decrease was primarily due to the Company’s cost control initiatives and efficiency improvements.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 13.8% from RMB3,380.7 million (US$463.2 million) for the year ended December 31, 2024 to RMB3,847.2 million (US$550.1 million) for the Year, primarily attributable to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and offline stores for BBM during the Year.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses decreased by 15.8% from RMB550.3 million (US$75.4 million) for the year ended December 31, 2024 to RMB463.2 million (US$66.2 million) for the Year. The decrease was primarily due to the Company’s cost control initiatives and efficiency improvements.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses increased by 4.5% from RMB719.2 million (US$98.5 million) for the year ended December 31, 2024 to RMB751.6 million (US$107.5 million) for the Year, the increase was primarily due to a write-down of account receivable totaling RMB53.3 million in the second quarter of 2025, partially offset by the Company’s continued efforts to implement cost control and efficiency improvement initiatives.

Other Operating Income (Expenses), Net

Our other operating income (expenses) mainly consists of government grants received by the subsidiaries of the Group in the PRC. The other operating income increased by 39.4% from RMB55.4 million (US$7.6 million) for the year ended December 31, 2024 to RMB77.3 million (US$11.1 million) for the Year, primarily attributable to an increase in government grants received.

Other Income (Expenses)

The other income (expenses), net, consist of net interest expenses or income, unrealized investment (loss) gain, gain on disposal of investments, loss on disposal of subsidiaries, impairment loss of investments and other gain (loss) arising from investing and financing activities. For the Year, other expenses (net) was approximately RMB257.3 million (US$36.8 million), compared with other income (net) of RMB21.8 million (US$3.0 million) for the year ended December 31, 2024, the decrease was primarily due to impairment loss of investments arising from the disposal as set out below:

On September 2, 2025, the Group entered into an equity transfer agreement with a third party pursuant to which the Group transferred 41% equity interests in Shanghai Mansen Brand Management Co., Ltd. (“Mansen”) to the counterparty, with the corresponding consideration therefor being RMB4.76 million. As of December 31, 2025, the Group had 33.52% equity interests as well as debt investments in Mansen. The Group recognized impairment loss of RMB155.5 million in 2025. Further in March 2026, the Group entered into an agreement with the third party to transfer all of its remaining equity interests and loans in Mansen for a total consideration of RMB0.5 million. The above transactions do not constitute notifiable transactions or connected transactions under the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Income Tax Expense

For the Year, our income tax expense was RMB9.9 million (US$1.4 million) as compared to RMB20.7 million (US$2.8 million) for the year ended December 31, 2024.

Net Loss

As a result of the above factors, net loss of approximately RMB199.6 million (US$28.5 million) for the Year was recorded, compared to a net loss of RMB138.4 million (US$19.0 million) for the year ended December 31, 2024.

Current Assets

As of December 31, 2025, the current assets of the Group were approximately RMB6,803.1 million (US$972.8 million), representing a decrease of 5.7% as compared with approximately RMB7,214.2 million (US$988.3 million) as of December 31, 2024. As of December 31, 2025, the current ratio (current assets divided by current liabilities) of the Group was approximately 1.9 times (December 31, 2024: approximately 1.9 times).

Accounts Receivables, net of Allowance for Credit Loss

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) increased by 6.9% from RMB2,033.8 million (US$278.6 million) as of December 31, 2024 to RMB2,173.2 million (US$310.8 million) as of December 31, 2025.

Accounts Payables

Our accounts payables represent payables to suppliers. As of December 31, 2025, accounts payables amounted to approximately RMB466.1 million (US$66.6 million), representing a decrease of approximately 24.9% as compared with approximately RMB620.7 million (US$85.0 million) as of December 31, 2024.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of December 31, 2025, accrued expenses and other current liabilities amounted to approximately RMB1,359.4 million (US$194.4 million), representing an increase of approximately 16.2% as compared with approximately RMB1,169.5 million (US$160.2 million) as of December 31, 2024.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term bank borrowings.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 1.1% to 6.25% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB907.3 million (US$129.7 million), RMB141.0 million (US$20.2 million), and RMB1,747.0 million (US$249.8 million) as of December 31, 2025 (December 31, 2024: RMB1,289.3 million (US$176.6 million), RMB355.0 million (US$48.6 million), and RMB1,271.6 million (US$174.2 million)). The cash position remains stable for the Year and the same period last year.

Short-term Loan

As of December 31, 2025, we had short-term loan of approximately RMB1,207.8 million (US$172.7 million) (December 31, 2024: RMB1,221.0 million).

For the Year, the effective interest rates of the Group’s short-term bank borrowings ranged from 2.2% to 2.9% (December 31, 2024: 2.6% to 3.0%).

Pledge of Assets

As of December 31, 2025, we had RMB139.0 million bank deposits and short-term investments pledged to secure the RMB131.1 million outstanding bank borrowing.

Gearing Ratio

The calculation of gearing ratio is based on total liabilities for the year divided by total equity for the year and multiplied by 100.0%. The gearing ratio as of December 31, 2024 and December 31, 2025 were 1.08 and 0.77, respectively.

Contingent Liabilities and Commitments

As of December 31, 2025, the Group did not have any material contingent liabilities or commitments.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, and amounts due from related parties.

We had cash and cash equivalents of RMB907.3 million (US$129.7 million) and RMB1,289.3 million (US$176.6 million), restricted cash of RMB141.0 million (US$20.2 million) and RMB355.0 million (US$48.6 million), short-term investments of RMB1,747.0 million (US$249.8 million) and RMB1,271.6 million (US$174.2 million) as of December 31, 2025 and December 31, 2024, respectively. All of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB2,173.2 million (US$310.8 million) and RMB2,033.8 million (US$278.6 million) and amounts due from related parties of RMB6.2 million (US$0.9 million) and RMB7.0 million (US$1.0 million) as of December 31, 2025 and December 31, 2024, respectively. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Exchange Risk

The Group is exposed to foreign exchange risk primarily from purchases of goods or services which give rises to payables that are denominated in a foreign currency. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by The People’s Bank of China. Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Year, the Group had deployed certain financial instruments for mitigating its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD

As of December 31, 2025, there were no significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2025) held by the Group.

MATERIAL ACQUISITIONS AND DISPOSALS

During the Year, there were no material acquisitions and disposals of subsidiaries, associates or joint ventures.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Group had not executed any agreement in respect of material investment or capital asset and did not have any other plans relating to material investment or capital asset as of the date of this announcement. However, as China e-commerce and retail market evolves, if any potential investment opportunity arises in the coming future, the Group will perform feasibility studies and prepare implementation plans to consider whether it is beneficial to the Group and our shareholders as a whole.

EMPLOYEES AND REMUNERATION POLICY

As of December 31, 2025, the Group had 6,960 full-time employees, compared with 7,650 as of December 31, 2024. The decrease in full-time employees was mainly due to our process reengineering and efficiency enhancement that we used less labor for our front-end operations and logistics function.

Our success depends on our ability to attract, retain and motivate qualified personnel. Most of our senior management team members possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and RSUs according to our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs.

SUBSEQUENT EVENTS

Save as disclosed above, there was no other event that has taken place subsequent to December 31, 2025 and up to the date of this announcement that may have a material impact on the Group’s operating and financial performance.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our shareholders. The Group has adopted the code provisions in Part 2 of the Corporate Governance Code (the “CG Code”) as set out in Appendix C1 to the Listing Rules as its own code of corporate governance.

Save for the deviation for reasons set out below, during the Year, the Group has complied with the CG Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of the Group and has been instrumental to our growth and business operation as the founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including the independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of the Group and are in the interests of the Company and our shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and the Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group’s circumstances.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as a code of conduct for securities transactions by the Directors during the Year.

Having made specific enquiries to all the Directors, all the Directors confirmed that they have strictly complied with the required standards set out in the Model Code during the Year.

The Board has also adopted the Model Code to regulate all dealings by relevant employees, including any employee or a director or employee of a subsidiary or holding company, who, because of his/her office or employment, are likely to be in possession of unpublished inside information of the Company in respect of securities in the Company. No incident of non-compliance with the Model Code by the Company’s relevant employees has been noted during the Year after making reasonable enquiry.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

During the Year, the Company repurchased from the market a total of 490,476 ADSs of the Company listed on Nasdaq Global Select Market in the United States, all of which were repurchased and held as treasury shares. The repurchases were made by the Directors with a view to give back shareholder return to the Company’s shareholders.

Details of the repurchases of the ADSs are as follows:

Month of repurchases	Number of ADSs repurchased	Highest price per ADS	Lowest price per ADS	Aggregate consideration
		(US$)	(US$)	(US$)
January 2025	490,476	3.09	2.67	1,403,484.06
Total	490,476			1,403,484.06

As of December 31, 2025, (i) 13,268,625 treasury shares represented by 4,422,875 ADSs being repurchased were held by the Company, which may be resold on the open market at prevailing market price to raise funds for the Company, or transferred or used for other purposes such as implementing plans under Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, depending on market conditions and in accordance with applicable laws, rules and regulations; and (ii) there were no shares repurchased by the Company pending cancellation.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Year.

REVIEW OF ANNUAL RESULTS

The Company has established the Audit Committee in compliance with the Listing Rules. The Audit Committee has reviewed the annual financial results for the Year and considers that the annual financial results are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

FINAL DIVIDEND

The Board has resolved not to recommend the distribution of final dividend for the Year (2024: Nil).

SCOPE OF WORK OF KPMG

The figures in respect of the Group’s unaudited consolidated balance sheet, unaudited consolidated statement of operations and unaudited consolidated statement of comprehensive income and the related notes thereto for the year ended December 31, 2025 as set out in the preliminary announcement have been agreed by the Group’s auditor, KPMG, Certified Public Accountants, to the amounts set out in the unaudited consolidated financial statements of the Group for the year. The work performed by KPMG in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by KPMG on the preliminary announcement.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, and cancellation fees of repurchased ADSs. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss. Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investments. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun, net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest

U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures to the nearest U.S. GAAP performance measures is provided below:

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results
(in thousands, except for share and per ADS data)

	For the year ended December 31,
	2024	2025
	RMB	RMB	US$
(Loss) income from operations	(114,825)	56,555	8,087
Add: Share-based compensation expenses	81,601	19,931	2,850
Amortization of intangible assets resulting from business acquisition	36,257	31,128	4,451
Impairment of goodwill	6,934	18,395	2,630
Cancellation fees of repurchased ADSs	678	150	21
Non-GAAP income from operations	10,645	126,159	18,039

	For the year ended December 31,
	2024	2025
	RMB	RMB	US$
Net loss	(138,384)	(199,580)	(28,541)
Add: Share-based compensation expenses	81,601	19,931	2,850
Amortization of intangible assets resulting from business acquisition	36,257	31,128	4,451
Impairment of goodwill and investments	21,337	231,801	33,147
Other-than-temporary impairment of equity method investments	26,115	–	–
Cancellation fees of repurchased ADSs	678	150	21
Fair value loss on derivative liabilities	–	7,654	1,095
Loss on disposal of subsidiaries	–	35,700	5,105
Unrealized investment (gain) loss	(4,851)	16,574	2,370
Less: Tax effect of amortization of intangible assets resulting from business acquisition, loss on disposal of subsidiaries and impairment of investments(1)	(7,611)	(44,227)	(6,324)
Non-GAAP net income	15,142	99,131	14,174

Net loss attributable to ordinary shareholders of Baozun Inc.	(185,198)	(242,100)	(34,621)
Add: Share-based compensation expenses	81,601	19,931	2,850
Amortization of intangible assets resulting from business acquisition	25,776	21,651	3,096
Impairment of goodwill and investments	20,742	229,359	32,797
Other-than-temporary impairment of equity method investments	26,115	–	–
Cancellation fees of repurchased ADSs	678	150	21
Fair value loss on derivative liabilities	–	4,822	690
Loss on disposal of subsidiaries	–	35,700	5,105
Unrealized investment (gain) loss	(4,851)	16,574	2,370

Less: Tax effect of amortization of intangible assets resulting from business acquisition, loss on disposal of subsidiaries and impairment of investments(1)	(5,234)	(41,858)	(5,986)
Non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc.	(40,371)	44,229	6,322

Diluted non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc. per ADS:	(0.67)	0.76	0.11
Weighted average shares used in calculating diluted net (loss) income per ordinary share	179,678,986	173,601,782	173,601,782

(1)	The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition, loss on disposal of subsidiaries and impairment of investments.

PUBLICATION OF ANNUAL RESULTS AND 2025 ANNUAL REPORT

This announcement is published on the websites of the Company (http://ir.baozun.com) and the Hong Kong Stock Exchange (http://www.hkexnews.hk). The 2025 annual report will be made available on the websites of the Company and the Hong Kong Stock Exchange as and when appropriate.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, March 25, 2026

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

This announcement contains forward-looking statements relating to the business outlook, estimates of financial performance, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in the future. Underlying these forward-looking statements are a lot of risks and uncertainties. In light of the risks and uncertainties, the inclusion of forward-looking statements in this announcement should not be regarded as representations by the Board or the Company that the plans and objectives will be achieved, and investors should not place undue reliance on such statements.

*            for identification purposes only